BY EDGAR TRANSMISSION

October 1, 2012

Ms. Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Principal Funds, Inc.

            Response to SEC Staff Comments on:

Proxy Statement on Schedule 14A

            Pursuant to Securities Exchange Act of 1934

            Registration No: 811-07572

Dear Ms. Rossotto:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission which you communicated to me by telephone on September 28, 2012. Changes in response to staff comments will be made by the Registrant in a Definitive 14A filing for the Proxy Statement.

Comment 1.  Revise the disclosure under the Proposal section of the proxy to clarify that it is Principal Management Corporation’s belief, not a certainty, that approval of the new sub-advisory will not result in a decrease in the level or quality of the sub-advisory services provided to the Global Diversified Income Fund (the “Fund”).

            Response. The requested disclosure will be revised as requested.

Comment 2.   Please confirm that the addition of Post Advisory Group, LLC (“Post”) will not result in a change in the investment strategy of the Fund.

            Response.      We confirm that the investment strategy of the Fund will not change due to the addition of Post.

Comment 3.   Please state whether Post is subject to possible conflicts of interest due to separate fee arrangements (including possible performance fees arrangements) with other investment clients of the firm.

            Response. Post does have varying fee arrangements (including performance fee arrangements) with various investment clients with the same investment mandate as Post’s proposed portfolio for the Fund. Post, however, has procedures in place that are designed to treat all clients fairly and equally, and to prevent conflicts from influencing the allocation of investment opportunities among clients.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh

Assistant Counsel

Principal Funds, Inc.